UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 8, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

MARKET RELEASE
AMCU strike faces further delays

Johannesburg, 8 February 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) advises that the Labour Court (the
Court) today, rejected Sibanye Stillwater’s application on technical legal grounds (point in limine on Res Judicata).

Due to AMCU causing ongoing delays to the verification process ordered by the Court on 21 December 2018*, the
Company had applied to the Court for the cessation of the strike, pending the outcome of the verification process.
The Court however found that the previous decision of the Court was final in its effect.

“We respect the Court’s ruling, but are disappointed that the merits of our case were not heard, and the ruling was made on a legal technicality. We remain extremely concerned about the impact the protracted strike is having on the financial wellbeing of our employees, which is being exacerbated by ongoing delays to the verification process due to AMCU’s continual legal challenges. We will continue to pursue various avenues, without compromising other stakeholders, to bring an end to this strike as soon as possible,” said CEO Neal Froneman.

Please refer to https://soundcloud.com/user-155552468/sibanye for a media sound clip by the spokesperson, James Wellsted
*Background on the verification process
On 21 December 2018 the court ruled and again confirmed on 8 January 2019, that the union affiliation verification process should be facilitated by the CCMA after the Company established that the membership of the National Union of Mineworkers (NUM), UASA and Solidarity at its South African gold operations have increased collectively over 50% and therefore extended the wage agreement to all employees, in terms of Section 23(1(d) of the Labour Relations Act, No 66 of 1995.

Ends.
Contact:
Email:  ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities
Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “may”, “could” “believe”,
“anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March
2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

(SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 8, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Officer Financial